UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Seagate Technology

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G7945J104

(CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 13

CUSIP No. G7945J104	Page 2 of 13

1.	Names of Reporting Persons: New SAC I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 282,500,000 (1) 6. Shared Voting Power: 0 7. Sole Dispositive Power: 282,500,000 (1) 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 282,500,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9): 62.6% (2)

12.	Type of Reporting Person (See Instructions): CO

(1)	All common shares of the Issuer reported herein are held by New SAC. As directors of New SAC, Stephen J. Luczo, William D. Watkins, David Bonderman, James G. Coulter, David J. Roux, James A. Davidson, Glenn H. Hutchins and David F. Marquardt, in their capacities as directors, may be deemed to share voting and/or dispositive power over the common shares of the Issuer held by New SAC; however, each director disclaims beneficial ownership of such shares.

(2)	Percentage ownership has been determined based on 451,297,589 common shares outstanding as of December 31, 2003. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 3 of 13

1.

Names of Reporting Persons:    Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P. and Silver Lake (Offshore) AIV GP Ltd. (collectively, the “SLP Affiliates”)

I.R.S. Identification Nos. of above persons (entities only):    Not required

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 282,500,000 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 282,500,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 282,500,000 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9): 62.6% (2)

12.	Type of Reporting Person (See Instructions): PN, CO

(1)	All common shares of the Issuer reported herein are held by New SAC. As holders of approximately 31.8% of the outstanding ordinary shares of New SAC as of December 9, 2003, the SLP Affiliates may be deemed to share voting and/or dispositive power over common shares of the Issuer held by New SAC. However, each of the SLP Affiliates disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James A. Davidson, Glenn H. Hutchins, David J. Roux, Edward J. Zander, Alan Austin and Integral Capital Partners SLP LLC. Each of the persons and entities identified above disclaims beneficial ownership of common shares of the Issuer held by New SAC, except to the extent of any pecuniary interest therein.

(2)	Percentage ownership has been determined based on 451,297,589 common shares outstanding as of December 31, 2003. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 4 of 13

1.	Names of Reporting Persons: TPG SAC Advisors III Corp. I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 282,500,000 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 282,500,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 282,500,000 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9): 62.6% (2)

12.	Type of Reporting Person (See Instructions): CO

(1)	All common shares of the Issuer reported herein are held by New SAC. TPG SAC Advisors III Corp. is the general partner of TPG SAC GenPar III, L.P., which is the general partner of SAC Investments, L.P., which owns approximately 22.08% of the outstanding ordinary shares of New SAC as of December 9, 2003. TPG SAC Advisors III Corp. disclaims beneficial ownership of any of the Issuer’s common shares held by New SAC. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James G. Coulter, William S. Price, III, Justin Chang and John Marren. Each of the shareholders of TPG SAC Advisors III Corp. disclaims beneficial ownership of any of the Issuer’s common shares held by New SAC.

(2)	Percentage ownership has been determined based on 451,297,589 common shares outstanding as of December 31, 2003. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 5 of 13

1.

Names of Reporting Persons: August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic Partners III, L.P., August Capital Management III, L.L.C. and August Capital Associates III, L.P. (collectively, the “August Entities”), and David F. Marquardt, John R. Johnston and Andrew S. Rappaport (collectively, the “August Individuals”).

I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware as to August Entities, U.S. Citizens as to August Individuals

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 282,500,000 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 282,500,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 282,500,000 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9): 62.6% (2)

12.	Type of Reporting Person (See Instructions): PN, IN, OO

(1)	All common shares of the Issuer reported herein are held by New SAC. As stockholders of approximately 11.39% of the outstanding ordinary shares of New SAC as of December 9, 2003, and/or control persons of such stockholders, the August Entities and August Individuals may be deemed to share voting and/or dispositive power over common shares of the Issuer held by New SAC. However, the August Entities and August Individuals disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(2)	Percentage ownership has been determined based on 451,297,589 common shares outstanding as of December 31, 2003. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 6 of 13

Item 1(a).	Name of Issuer:

Seagate Technology

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House

South Church Street

George Town, Grand Cayman

Cayman Islands

Item 2(a).	Name of Person(s) Filing:

The persons filing this Schedule are (i) New SAC, an exempted company incorporated with limited liability under the laws of the Cayman Islands, (ii) Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P. and Silver Lake (Offshore) AIV GP Ltd. (collectively, the “SLP Affiliates”), (iii) TPG SAC Advisors III Corp., a Cayman Islands corporation (“TPG”), and (iv) August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic Partners III, L.P., August Capital Management III, L.L.C. and August Capital Associates III, L.P. (collectively, the “August Entities”), and David F. Marquardt, John R. Johnston, and Andy S. Rappaport (collectively, the “August Individuals”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For purposes of this filing, the address of the principal business office of (i) New SAC is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands; (ii) SLP Affiliates is 2725 Sand Hill Road, Suite 150, Menlo Park, CA 94025; (iii) TPG is c/o Texas Pacific Group, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102; and (iv) August Entities and August Individuals is 2480 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

This Schedule relates to the common shares, par value $0.00001 per share, of Seagate Technology.

Item 2(e).	CUSIP Number:

G7945J104.

CUSIP No. G7945J104	Page 7 of 13

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of the August Entities, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner, or member, as the case may be.

CUSIP No. G7945J104	Page 8 of 13

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

As of December 31, 2003, the Issuer’s direct parent holding company, New SAC, held 282,500,000 shares of the Issuer’s outstanding common shares (the class of securities to which this Schedule relates). None of New SAC’s subsidiaries holds any of the Issuer’s common shares.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G7945J104	Page 9 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

NEW SAC

By:	/s/ William L. Hudson
	Name:	William L. Hudson
	Title:	Executive Vice President, General Counsel and Corporate Secretary

CUSIP No. G7945J104	Page 10 of 13

SILVER LAKE TECHNOLOGY INVESTORS CAYMAN, L.P.

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE INVESTORS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its general partner

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE PARTNERS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its general partner

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE (OFFSHORE) AIV GP LTD.

By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

CUSIP No. G7945J104	Page 11 of 13

TPG SAC ADVISORS III CORP.

By:	/s/ Richard A. Ekleberry
	Name:	Richard A. Ekleberry
	Title:	Vice President

CUSIP No. G7945J104	Page 12 of 13

August Entities:

AUGUST CAPITAL III, L.P.
AUGUST CAPITAL III FOUNDERS FUND, L.P.
AUGUST CAPITAL STRATEGIC PARTNERS III, L.P.
AUGUST CAPITAL MANAGEMENT III, L.L.C. AUGUST CAPITAL ASSOCIATES III, L.P.

By:	/s/ Mark G. Wilson
Mark G. Wilson Attorney-in-Fact for the above listed entities

August Individuals:

JOHN R. JOHNSTON
DAVID F. MARQUARDT
ANDREW S. RAPPAPORT

By:	/s/ Mark G. Wilson
Mark G. Wilson Attorney-in-Fact for the above listed individuals

CUSIP No. G7945J104	Page 13 of 13

EXHIBIT INDEX

Exhibit

Exhibit A:	Agreement of Joint Filing (incorporated by reference from Exhibit A of Schedule 13G of the Issuer filed by the Reporting Persons on February 14, 2003)

Exhibit B:	Reference to Mark G. Wilson as Attorney-in-Fact (incorporated by reference from Exhibit B of Schedule 13G of the Issuer filed by the Reporting Persons on February 14, 2003)